N E W S   R E L E A S E

TALISMAN ENERGY GENERATES $1.1 BILLION IN CASH FLOW AND A RECORD $686 MILLION IN NET INCOME DURING THE SECOND QUARTER

CALGARY, Alberta – July 27, 2006 – Talisman Energy Inc. today reported its second quarter operating and financial results.

Cash flow1

1 The terms “cash flow”, “cash flow per share” and “earnings from operations” are non-GAAP measures. Earnings from operations are calculated to better illustrate Talisman’s performance on an internally consistent basis. It adjusts for non-operational impacts on earnings such as the mark-to-market effect of changes in share prices on stock based compensation expense and changes to tax rates. Please see advisories elsewhere in this news release.

 was $1,142 million ($1.04/share), an increase of 15% compared to $993 million ($0.90/share) a year earlier and $1,344 million ($1.22/share) in the first quarter of 2006. Cash flow to June 30 was $2,486 million ($2.26/share) compared to $1,953 million ($1.76/share) a year ago, an increase of 27%.

Earnings from operations1 totalled $414 million ($0.38/share) unchanged from a year ago and down from $539 million ($0.49/share) in the first quarter of 2006. Earnings from operations to June 30 were $953 million ($0.87/share) an increase of 22% compared to $778 million in the corresponding period last year.

Net income for the quarter doubled to $686 million ($0.62/share), a new quarterly record, and compares to $340 million ($0.31/share) a year ago. Net income was $197 million ($0.18/share) in the first quarter of 2006. Net income for the first six months was $883 million ($0.80/share) compared to $598 million ($0.54/share) a year earlier.

Production averaged approximately 473,000 boe/d, an increase of 6% over the second quarter of 2005, but down from 523,000 boe/d in the first quarter, largely the result of plant turnarounds and mechanical issues. Oil and liquids production averaged 252,437 bbls/d, an increase of 10% compared to a year ago. Natural gas production averaged 1,321 mmcf/d in the quarter, an increase of 2% over last year.

"This was a very strong quarter financially, " said Dr. Jim Buckee, President and Chief Executive Officer. "Cash flow was up 15% over a year ago and we set a quarterly record for net income.

“Our major projects are proceeding smoothly. We are progressing 10 subsea tiebacks in the North Sea. The largest of these, Tweedsmuir, is 69% complete and should be on-stream towards the end of the first quarter of 2007. Tweedsmuir is expected to produce over 50,000 bbls/d net to Talisman from startup. The Wood and Enoch tiebacks are on schedule for first quarter 2007 startup and the Blane tieback is expected in the second quarter of 2007.  In North America, we completed the Lynx pipeline in the third week of June and the Palliser pipeline will be operational in September. We drilled another very successful Monkman Triassic well in the quarter which tested at 27 mmcf/d.

“In Indonesia, natural gas production exceeded 200 mmcf/d during the quarter and we expect these volumes to ramp up to approximately 300 mmcf/d with the expansion of the Corridor gas plant at Suban and the new pipeline to West Java. Initial gas deliveries are expected in the first quarter of 2007. We drilled two successful development wells in Malaysia which flowed at combined rates of 6,500 bbls/day. Development of the Northern Fields is continuing with first oil on schedule for the third quarter of 2008.

“Operationally it was a difficult quarter. Compressor failures in Algeria, the North Sea and Canada collectively shut-in over 20,000 boe/d of production for varying periods. Repairs have been completed in Canada and the other repairs are expected to be completed in 4-6 weeks. These production outages, coupled with turnarounds, also contributed to the increase in unit operating costs during the quarter.

“All of this, combined with the completion of our non-core asset sales, plus previously disclosed short-term production issues in Norway and Malaysia now lead us to believe that production will average approximately 500,000 boe/d for the year. This is still expected to result in $5.0-5.2 billion in cash flow2

2 The term cash flow is a non-GAAP measure. The $5 billion estimate assumes a US$70/bbl WTI price, US$6.75/mmbtu NYMEX gas price and a US$/C$ exchange rate of $0.90 in the second half of the year. The $5.2 billion cash flow estimate assumes a US$75/bbl WTI oil price, US$6.50/mmbtu NYMEX gas and a C$0.88 exchange rate.

 despite the weakness in North American natural gas prices and a stronger Canadian dollar.

“We are also considering significant additional non-core asset sales over the next 6-12 months. Given the appetite in the marketplace, I believe this is an opportune time to monetize some assets which may not be getting full credit in our share price, as well as allowing us to streamline, focus and simplify our operations. We are looking at selling additional non-core assets in Canada and the North Sea, as well as exiting a select number of countries where we do not see strategic value. The value of these sales could be well over a billion dollars and we intend to use the proceeds to buy back Talisman shares.”

Talisman Second Quarter Summary

•

In North America, Talisman participated in 134 gross wells (79 operated), resulting in a total of 105 gas and 24 oil wells for an average success rate of 96%.

•

At Monkman, a Triassic well tested at rates of up to 27 mmcf/d (gross, raw gas).  This well is expected to be tied in during the fourth quarter of 2006.

•

In Appalachia, the Schwingel well came on production in late April at 8 mmcf/d.

•

The Lynx pipeline was commissioned on June 23 and is currently transporting 16 mmcf/d of Talisman sales gas.

•

At Bigstone/Wild River, Talisman set a monthly production record in April of 134.5 mmcf/d.

•

Talisman acquired rights to over 340,000 hectares of land in the Northwest Territories Crown land sale (Talisman working interest 50%).

•

Talisman drilled its first exploration well in Quebec. The well is currently awaiting a completion rig.

•

In the UK, the Tweedsmuir development project is on schedule for start up in the first quarter of 2007.  Overall the project is 69% complete.

•

The Affleck development continues to make good progress and is on schedule for first production in  the fourth quarter of 2007.

The Tweedsmuir South and Wood development wells were successful.

•

The Orion Mey 2 producer was completed, with initial production of 5,000 bbls/d.

•

The latest Claymore development well was completed with initial production of 6,000 bbls/d.

•

At Ross/Blake there was a gas lift compressor motor failure in June, which has led to constrained production. The compressor is due to be back in service in August.

•

During the quarter, the Beatrice Windfarm Demonstrator project received development approval.  Offshore installation of the two wind turbines is underway and first power is expected during the third quarter of 2006.

•

Talisman entered into agreements to sell non-core assets in Canada and the UK. On May 26, Talisman announced the sale of assets (producing 9,200 boe/d) in the North Sea for US$414 million. On June 14, the Company announced the sale of assets in Canada (producing 7,000 boe/d) for $379 million. These assets have been classified as discontinued operations in this press release.

•

In Malaysia/Vietnam, two successful development wells were drilled and completed in Block PM-3 CAA, with initial flow rates of 3,600 and 2,900 bbls/d.  A third development well, Kuning-2, was also drilled in Malaysia.

•

In Indonesia, the Corridor gas facilities expansion project continues to make good progress, with an expected in-service date by the end of 2006.

•

Production from the Greater MLN field in Algeria has been temporarily shut-in due to flaring restrictions following the failure of a gas reinjection compressor motor in May.  The motor is under repair, and the field is expected to be back onstream by the end of August.

•

Offshore Trinidad, Talisman participated in two successful development wells.

•

In Indonesia, Talisman (30%) and Marathon won the bid round for the highly attractive Pasangkayu exploration block.

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM ~~

Cash Flow

Below is a reconciliation of cash provided by operating activities calculated in accordance with generally accepted accounting principles (GAAP) to cash flow (which is a non-GAAP measure of financial performance). Please refer to the section in this press release entitled Advisory - Non-GAAP Financial Measures for further explanation and details.

($ millions)	Three months ended		Six months ended
June 30,	2006	2005	2006	2005
Cash provided by operating activities	978	1,081	2,394	1,953
Changes in non-cash working capital	164	(88)	92	-
Cash flow	1,142	993	2,486	1,953

Earnings from Operations

In order to better illustrate the Company’s operating performance on an internally consistent basis, Talisman has calculated an earnings from operations number.  This metric adjusts for significant one-time events as well as other non-operational impacts on earnings, such as the mark-to-market effect of changes in share prices on stock based compensation expense and changes to tax rates.  This calculation does not reflect differing accounting policies and conventions between companies. All amounts are reported on an after-tax basis.

Earnings from operations during the second quarter of 2006 were $414 million.

($ millions, except per share amounts)

	Three months ended		Six months ended
June 30,	2006	2005	2006	2005
Net income	686	340	883	598
Operating income from discontinued operations	24	14	41	27
Gain on disposition of discontinued operations	78	-	78	-
Net income from discontinued operations	102	14	119	27
Net income from continuing operations	584	326	764	571
Stock-based compensation[1]	(32)	78	-	194
Insurance expenses[2]	-	-	10	-
Tax effects of unrealized foreign exchange gains on foreign denominated debt	40	10	32	13
Tax rate reductions and other[3]	(178)	-	147	-
Earnings from operations[4]	414	414	953	778
Amounts per share - basic	0.38	0.38	0.87	0.70

1.

Stock-based compensation expense relates to the mark-to-market value of the Company’s outstanding stock options and cash units at June 30, 2006, which was first expensed during the second quarter of 2003.  The Company’s stock-based compensation expense is based on the difference between the Company’s share price and its stock options or cash units exercise price.

2.

Insurance costs relate to the current liability associated with past claims experience that is expected to be billed in future premiums.

3.

Tax adjustments reflect a future tax recovery in the second quarter of 2006 due to Canadian provincial and federal tax rate reductions and  the impact of UK corporate tax rate increase on petroleum profits from 40% to 50% in the first quarter of 2006.

4.

This is a non-GAAP measure.

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM ~~

Management’s Discussion and Analysis (MD&A)

(July 27, 2006)

This discussion and analysis should be read in conjunction with the Interim Consolidated Financial Statements as at June 30, 2006 and Talisman’s 2005 Audited Consolidated Financial Statements and MD&A.  All comparative percentages are between the quarters ended June 30, 2006 and 2005, unless stated otherwise.  All amounts are in Canadian dollars unless otherwise indicated.

The United Kingdom and Scandinavia, which were classified as the North Sea in 2005, are reported separately in 2006.  The reporting segment entitled “Other” for 2006 includes North Africa (Algeria and Tunisia) and Trinidad and Tobago, which were reported separately in 2005.  During the second quarter of 2006, activities in Alaska, which previously had been included in the “Other” reporting segment, were reclassified in North America.  Reclassifications have been made for all corresponding reported periods.

During the second quarter of 2006, the Company entered into agreements to sell certain non-core oil and gas assets in Western Canada (proceeds of $379 million) and the United Kingdom (proceeds of US$414 million).  Operating results from these assets are included in net income from discontinued operations.  All but three of the agreements for sale of Western Canada assets closed as of June 30, 2006, with the resulting after-tax gain on disposal of assets of $78 million included in net income from discontinued operations.  The three remaining agreements closed in July 2006.  The agreements for the sale of United Kingdom assets are expected to close in the fourth quarter of 2006.  Assets covered by all agreements not closed as at June 30, 2006 are reported as assets of discontinued operations on the Consolidated Balance Sheets..  Gains on dispositions of assets covered by agreements not closed as at June 30, 2006, will be recorded when the agreements close later in 2006.  See note 2 to the Interim Consolidated Financial Statements.

Quarterly Results Summary

	Three months ended		Six months ended
June 30,	2006	2005	2006	2005
Financial (millions of C$ unless otherwise stated)
Net income from continuing operations	584	326	764	571
Net income from discontinued operations	102	14	119	27
Net income	686	340	883	598
C$ per common share[1]
Net income – Basic	0.62	0.31	0.80	0.54
– Diluted	0.61	0.30	0.78	0.53
Net income from continuing operations
– Basic	0.53	0.30	0.70	0.52
– Diluted	0.51	0.29	0.68	0.51
Production (daily average)
Oil and liquids (bbls/d)	245,008	222,338	268,632	225,136
Natural gas (mmcf/d)	1,273	1,260	1,282	1,279
Continuing operations (mboe/d)	457	432	482	438
Discontinued operations (mboe/d)	16	12	16	13
Total mboe/d (6 mcf = 1 boe)	473	444	498	451
Total production (boe) per common share[1]–Basic	0.039	0.037	0.082	0.074

1.

All per share amounts have been retroactively restated to reflect the Company’s three-for-one share split.  See note 5 to the Interim Consolidated Financial Statements.

Net income for the quarter increased 102% to $686 million, due in part to the after-tax gain on sale of assets of $78 million, as reported in results of discontinued operations (See note 2 to the Interim Consolidated Financial Statements).

Net income from continuing operations during the second quarter increased 79% to $584 million over the same period of 2005, as a result of a $178 million future tax recovery due to Canadian federal and provincial tax rate reductions, increased revenue from both higher production and commodity prices and reduced charges for stock-based compensation, partially offset by increased operating expenses and DD&A charges.

Company Netbacks1, 2

	Three months ended		Six months ended
June 30,	2006	2005	2006	2005
Oil and liquids ($/bbl)
Sales price	74.39	58.58	70.85	56.98
Hedging loss	0.37	0.86	0.22	0.79
Royalties	13.57	8.32	11.31	7.86
Transportation	1.01	0.86	1.01	0.85
Operating costs	15.74	12.49	13.56	11.66
	43.70	36.05	44.75	35.82
Natural gas ($/mcf)
Sales price	6.94	7.31	7.72	7.02
Hedging (gain)	(0.19)	-	(0.15)	-
Royalties	1.36	1.53	1.54	1.45
Transportation	0.22	0.22	0.26	0.25
Operating costs	0.90	0.74	0.87	0.72
	4.65	4.82	5.20	4.60
Total $/boe (6 mcf = 1 boe)
Sales price	59.01	51.41	59.87	49.72
Hedging (gain) loss	(0.35)	0.44	(0.28)	0.40
Royalties	11.02	8.73	10.39	8.27
Transportation	1.16	1.09	1.25	1.18
Operating costs	10.89	8.57	9.82	8.08
	36.29	32.58	38.69	31.79

1.

Netbacks do not include synthetic oil, pipeline operations and the impact of the net change in oil inventory volumes.

2.

Includes impact of discontinued operations.

Talisman’s average netback was $36.29/boe in the quarter, 11% higher than in 2005.  Commodity prices rose in all reporting segments, with the exception of natural gas prices in North America, which decreased 16%.  Higher prices were offset by a stronger Canadian dollar which rose 11% relative to the US dollar, as well as increased royalties, operating costs and transportation expenses.  Realized prices averaged $59.01/boe, 15% higher than in 2005.

Gross sales from continuing operations for the quarter were $2.4 billion, an 18% increase over 2005 with higher production and commodity prices.  Production increased 6% over the prior year, due in part to the Paladin acquisition in late 2005.

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM ~~

Daily Average Production, before Royalties

	Three months ended		Six months ended
June 30,	2006	2005	2006	2005
Oil and liquids (bbls/d)
North America	50,939	52,726	52,204	52,851
United Kingdom[1]	93,632	92,401	106,295	100,168
Scandinavia[1]	29,638	22,820	34,556	19,245
Southeast Asia and Australia[1]	53,471	27,082	52,662	28,020
Other[1]	17,328	27,309	22,915	24,852
	245,008	222,338	268,632	225,136
Natural gas (mmcf/d)
North America	862	879	867	887
United Kingdom[2] Scandinavia	84 13	95 6	102 15	107 8
Southeast Asia and Australia	314	280	298	277
	1,273	1,260	1,282	1,279
Continuing operations (mboe/d)	456	432	482	438
Discontinued operations (mboe/d)
North America
- oil and liquids (bbls/d)	2,583	3,190	2,640	3,244
- natural gas (mmcf/d)	22	32	22	33
United Kingdom
- oil and liquids (bbls/d)	4,846	3,449	4,805	3,387
- natural gas (mmcf/d)	26	-	26	-
Discontinued operations (mboe/d)	16	12	16	13
Total mboe/d (6 mcf = 1 boe)	473	444	498	451

1.

Includes oil volumes produced into inventory for the three months ended June 30, 2006 of 93.2 mbbls, 43.3 mbbls, 145.8 mbbls and 130.3 mbbls in the United Kingdom, Scandinavia, Southeast Asia and Australia, and Other, respectively.

Includes oil volumes produced into inventory, excludes oil volumes sold (out of ) inventory, for the six months ended June 30, 2006 of (302.7) mbbls, (105.0) mbbls, 39.2 mbbls and 231.6 mbbls in the United Kingdom, Scandinavia, Southeast Asia and Australia, and Other, respectively.

2.

Includes gas acquired for injection and subsequent resale of 28 mmcf/d and 21 mmcf/d in the second quarter and year to date periods of 2006, respectively, and of 9 mmcf/d for both  periods of 2005.

Oil and liquids production from continuing operations for the quarter averaged 245,008 bbls/d, up 10% from last year.  In North America, oil and liquids production averaged 50,939 bbls/d during the quarter, down 3% from 2005.  Production from new development wells in the Southern Alberta Foothills was more than offset by natural declines.  In the United Kingdom, oil and liquids production averaged 93,632 bbls/d, up 1% from 2005, due to production increases from asset acquisitions over the past year and development drilling which were partially offset by planned facilities shutdowns at Piper (for Tweedsmuir tie-ins), Beatrice and Clyde. In addition, there were unplanned shutdowns for a Scapa riser failure, repairs to a compressor at Tartan and repairs to Galley flowlines.  In Scandinavia, oil and liquids production increased 30%.  The increase in production from the prior year’s acquisitions was offset by a decrease in production from the Varg field (acquired in February of last year) which averaged 6,887 bbls/d, down from 15,118 bbls/d in 2005 due to water breakthrough on two wells.  In Southeast Asia and Australia, oil and liquids production averaged 53,471 bbls/d, up 97% over 2005.  In Indonesia, production increased 117%, due in part to the acquisitions of the SE Sumatra and Offshore NW Java fields.  Oil and liquids production in Malaysia/Vietnam was 36,526 bbls/d, up 66% due to the commencement of production at PM-305 in the second half of last year.  Assets acquired in Australia at the end of 2005 produced 5,940 bbls/d during the quarter.  Production from Other areas decreased 37%.  In Trinidad, production averaged 7,648 bbls/d, down from 11,252 bbls/d in 2005 due to an extended, planned turnaround.  In Algeria, production averaged 8,743 bbls/d, down 7,314 bbls/d due to the failure of the gas reinjection compressor motor at the MLN facilities on May 1, 2006.  Production from Tunisia averaged 937 bbls/d during the quarter.

Natural gas production increased slightly, averaging 1.3 bcf/d during the quarter with plant turnarounds in North America offset by additional volumes in Southeast Asia and Australia.  In North America, natural gas production was 862 mmcf/d, a decrease of 2% from last year due to operational issues, program delays and plant turnarounds.  Talisman currently has approximately 95 mmcf/d of natural gas behind pipe, temporarily shut-in or awaiting tie-in.  In the United Kingdom, natural gas production was 84 mmcf/d, a decrease of 12% over last year as volumes from Brae were reduced in accordance with the Brae Gas Offtake Profile.  In Scandinavia, natural gas production averaged 13 mmcf/d, an increase of 7 mmcf/d over last year.  In Southeast Asia and Australia, natural gas production was 314 mmcf/d, an increase of 12% over last year.  Production in Malaysia/Vietnam averaged 109 mmcf/d, an increase of 6 mmcf/d.  Indonesia gas production increased 15% over last year, averaging 204 mmcf/d, with higher Corridor sales to Singapore Power and the addition of the Offshore NW Java property.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted and sold to third parties.  Volumes transferred into and out of inventory for the period ended June 30, 2006, have been separately identified in footnote 1 to the Daily Average Production Volumes table above.

Prices and Exchange Rates

	Three months ended		Six months ended
June 30,	2006	2005	2006	2005
Oil and liquids ($/bbl)
North America	63.34	48.16	56.28	47.33
United Kingdom	75.97	59.74	73.22	58.10
Scandinavia	77.25	62.32	75.07	62.03
Southeast Asia and Australia	78.92	67.60	76.26	63.87
Other	78.60	62.72	73.54	61.42
	74.39	58.58	70.85	56.98
Natural gas ($/mcf)
North America	6.52	7.72	7.66	7.39
United Kingdom	8.61	6.37	9.46	6.80
Scandinavia Southeast Asia and Australia	5.54 7.57	4.82 6.36	4.42 7.34	4.82 5.91
	6.94	7.31	7.72	7.02
Total $/boe (6 mcf = 1 boe)	59.01	51.41	59.87	49.72
Hedging (gain) loss, not included in the above prices Oil and liquids ($/bbl)	0.37	0.86	0.22	0.79
Natural gas ($/mcf)	(0.19)	-	(0.15)	-
Total $/boe (6 mcf = 1 boe)	(0.35)	0.44	(0.28)	0.40
Benchmark prices and foreign exchange rates WTI (US$/bbl)	70.72	53.22	67.13	51.66
Brent (US$/bbl)	69.59	51.63	65.66	49.64
NYMEX (US$/mmbtu)	6.82	6.80	7.95	6.56
AECO (C$/gj)	5.95	6.99	7.37	6.67
US/Canadian dollar exchange rate	0.89	0.80	0.88	0.81
Canadian dollar / pound sterling exchange rate	2.05	2.31	2.04	2.31

Excludes synthetic oil

During the quarter, WTI oil prices averaged US$70.72/bbl, 33% higher than 2005, although a stronger Canadian dollar and wider differentials in Canada moderated the increase in the Company’s realized price for oil and liquids to 27% over last year.

Talisman’s realized natural gas price was 5% below last year, largely reflecting the impact of lower AECO prices in North America.

For the quarter ended June 30, 2006, Talisman recorded net hedging gains of $15 million.  Gains on natural gas ($0.19/mcf) more than offset losses on oil and liquids ($0.37/bbl) and compared to losses of $18 million for oil and liquids ($0.86/bbl) during the same period in 2005.  As of July 1, 2006, the Company had derivative and physical contracts for approximately 4% of its remaining 2006 estimated production.  A summary of the contracts outstanding is included in notes 11 and 12 to the December 31, 2005 Consolidated Financial Statements and in note 9 to the June 30, 2006 Interim Consolidated Financial Statements.

Royalties1

	Three months ended
June 30,	2006		2005
	%	$ millions	%	$ millions
North America	20	152	20	167
United Kingdom	2	14	2	14
Scandinavia	-	1	-	-
Southeast Asia and Australia	44	260	35	116
Other	29	32	31	49
	19	459	17	346
	Six months ended
June 30,	2006		2005
	%	$ millions	%	$ millions
North America	20	343	20	325
United Kingdom	2	30	2	24
Scandinavia	-	2	-	-
Southeast Asia and Australia	40	455	36	225
Other	29	82	31	85
	17	912	17	659

1.

Royalty rates do not include synthetic oil

Royalty expense for the second quarter was $459 million (19%), up from $346 million (17%), in 2005.  This increase in the royalty expense is the result of increases in commodity prices, production and increased rates in Malaysia/Vietnam.  In Southeast Asia and Australia, the royalty rate increased to 44% from 35% a year earlier, as rates in Malaysia/Vietnam averaged 58% during the quarter due to PM-305 and PM3 becoming cost current in the first quarter of 2006 and third quarter of 2005, respectively.  The decrease in Other rates from 31% to 29%, was due primarily to lower production in Algeria.

Operating Expenses and Unit Operating Costs

	Three months ended
June 30,	2006		2005
	$/boe	$ millions	$/boe	$ millions
North America	7.37	128	5.80	101
United Kingdom	19.14	172	16.17	149
Scandinavia	26.14	72	21.14	50
Southeast Asia and Australia	4.67	41	2.78	18
Other	5.33	7	3.08	8
	10.89	420	8.58	326
Synthetic oil	32.02	10	29.05	8
Pipeline		20		14
		450		348
	Six months ended
June 30,	2006		2005
	$/boe	$ millions	$/boe	$ millions
North America	6.96	241	5.48	192
United Kingdom	16.30	346	14.73	295
Scandinavia	21.14	141	19.22	77
Southeast Asia and Australia	4.20	74	2.70	36
Other	4.15	15	3.97	18
	9.82	817	8.08	618
Synthetic oil	34.28	19	33.68	15
Pipeline		36		29
		872		662

Total operating expenses increased by $102 million, primarily due to increased volumes and higher power and maintenance costs.  In North America, unit operating costs increased 27% due to plant turnarounds and increases in processing charges and maintenance costs.  In the United Kingdom, total operating costs increased 15% with higher volumes and increased fuel, power, maintenance and turnaround costs.  In Scandinavia, operating costs rose $22 million with higher volumes, maintenance at Varg and a higher FPSO day rate at Varg.  Additional volumes accounted for $19 million of increased operating costs in Southeast Asia and Australia, to $41 million.  The commencement of production from Block PM-305 in Malaysia in August of last year accounted for an additional $4 million.

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM ~~

Transportation Expenses

	Three months ended
June 30,	2006		2005
	$/boe	$millions	$/boe	$millions
North America	0.94	16	0.92	16
United Kingdom	1.51	15	1.39	13
Scandinavia	1.29	4	1.57	4
Southeast Asia and Australia	1.19	11	1.00	7
Other	0.84	2	0.99	3
	1.16	48	1.09	43
	Six months ended
June 30,	2006		2005
	$/boe	$millions	$/boe	$millions
North America	1.05	38	0.89	33
United Kingdom	1.51	33	1.41	29
Scandinavia	1.83	12	1.59	6
Southeast Asia and Australia	1.20	22	1.53	21
Other	0.89	4	1.03	5
	1.25	109	1.18	94

During the current quarter, transportation expense increased 12% to $48 million due to increases in both production and rates.

Depreciation, Depletion and Amortization (DD&A)

	Three months ended
June 30,	2006		2005
	$/boe	$ millions	$/boe	$ millions
North America	14.29	253	12.52	227
United Kingdom	12.80	125	11.59	112
Scandinavia	20.43	60	16.15	35
Southeast Asia and Australia	5.52	54	4.32	29
Other	7.62	13	9.66	24
	12.05	505	10.90	427
	Six months ended
June 30,	2006		2005
	$/boe	$ millions	$/boe	$ millions
North America	13.99	498	12.31	447
United Kingdom	12.17	265	11.61	243
Scandinavia	19.99	132	16.91	63
Southeast Asia and Australia	6.03	112	4.47	60
Other	8.22	36	9.34	42
	12.00	1,043	10.84	855

The 2006 second quarter DD&A expense was $505 million, up 18% from the same quarter of 2005.  The DD&A rate in North America increased 14% with increased spending on land, higher drilling costs and increased capital expenditures on infrastructure projects.  DD&A expense in the United Kingdom increased 12% as a result of higher production and costs associated with the prior year’s acquisitions.  In Scandinavia, total DD&A charges increased $25 million with increased production and costs related to the acquisitions in 2005.  The DD&A expense for Southeast Asia and Australia increased by 86% largely due to the impact of the new production from Block PM-305 in Malaysia.  In Other, the DD&A charge decreased $11 million to $13 million, as a result of decreased production in Algeria and Trinidad, partially offset by the impact of new production in Tunisia.

Other ($ millions)

June 30,	Three months ended		Six months ended
	2006	2005	2006	2005
G&A	55	52	115	102
Dry hole expense	19	51	83	97
Stock-based compensation	(46)	111	-	277
Other expense	48	(19)	72	5
Interest costs capitalized	16	4	29	6
Interest expense	43	41	87	83
Other revenue	49	38	93	74

General and administrative (G&A) expense increased over the same quarter of last year due mainly to additional personnel and salary increases.  On a per unit basis, G&A was $1.30/boe, up from $1.27/boe in the corresponding period in 2005.

Dry hole expense for the second quarter of 2006 was $19 million, with $11 million in North America and $8 million in Other.  Other expense of $48 million includes a foreign exchange loss of $35 million and $9 million in spending related to the United Kingdom Windfarm.  Other revenue of $49 million includes $43 million of pipeline and processing revenue, which was up 39% over 2005.  Interest expense increased over the prior year as a result of increased debt.  Capitalized interest expense is associated with the Tweedsmuir, Wood and Blane development projects in the United Kingdom.  Tweedsmuir and Wood are scheduled to come on production during the first quarter of 2007 and Blane is scheduled to come on production in the second quarter of 2007.

Stock-based compensation expense relates to the closing value of the Company’s outstanding stock options and cash units as at June 30, 2006.  The Company’s stock-based compensation expense or recovery is based on the difference between the Company’s share price and the exercise price of its stock options and cash units.  During the quarter, the Company recorded a stock-based compensation recovery of $46 million, representing the aggregate of the $40 million cash payment to employees in settlement for fully accrued option liabilities on options exercised, offset by a non-cash mark-to-market adjustment of $(86) million resulting from the 6% decrease in the Company’s share price.  Over the course of the quarter, the average exercise price of all outstanding options increased from $10.40 per share to $10.50 per share, with a total of 67.3 million options outstanding at June 30, 2006.  See note 6 to the June 30, 2006 Interim Consolidated Financial Statements.

Since the introduction of the cash feature, approximately 97% of options that have been exercised, have been exercised for cash, with only 3% exercised for shares, resulting in virtually no actual dilution.

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM ~~

Taxes ($ millions)

Effective Income Tax Rate

June 30,	Three months ended		Six months ended
	2006	2005	2006	2005
Income from continuing operations before taxes	826	590	1,888	1,058
Less PRT Current Deferred	73 (8)	35 (3)	162 (9)	68 6
Total PRT	65	32	153	74
	761	558	1,735	984
Income tax expense
Current income tax	183	209	510	391
Future income tax	(6)	23	461	22
Total income tax expense	177	232	971	413
Effective income tax rate	23%	42%	56%	42%

The effective tax rate is expressed as a percentage of pre-tax income adjusted for Petroleum Revenue Tax (PRT), which is deductible in determining taxable income.  The Company’s effective tax rate for the current quarter is lower than in 2005 due primarily to the impact of a $178 million recovery of future taxes related to Canadian federal and provincial tax rate reductions.  Exclusive of this one time non-cash adjustment, the current quarter’s effective rate is 47%, as a result of higher revenues, combined with increased taxable income in higher tax jurisdictions (e.g. Norway) and the 10% increase in United Kingdom tax rates.  Increased commodity prices and production in the United Kingdom also increased PRT.

In the United Kingdom, recently amended legislation provides the Company with the option to defer 2005 capital expenditure claims for tax purposes to 2006 or later.  At the higher tax rate applicable after 2005, this deferral would effectively result in an estimated reduction of approximately $75 million in current taxes, which would be realized during 2006 and 2007.

Capital Expenditures1 ($ millions)

	Three months ended		Six months ended
June 30,	2006	2005	2006	2005
North America[2]	537	268	1,308	739
United Kingdom	297	232	565	400
Scandinavia	66	101	119	338
Southeast Asia and Australia	61	74	121	150
Other[2]	47	34	96	63
	1,008	709	2,209	1,690

1.

Capital expenditures include exploration and development expenditures and net asset acquisitions but exclude administrative capital.

2.

During the second quarter of 2006, the Company made changes to the North America reporting segment to include activities in Alaska, which previously had been included in the “Other” reporting segment.  Reclassifications have been made for all corresponding reported periods.

Capital expenditures in North America for the current quarter include $280 million for exploration and $257 million for development. Expenditures in the United Kingdom included $57 million for exploration and $240 million for development, which included the ongoing development of the Tweedsmuir, Wood, Enoch and Blane fields.  In Scandinavia, the Company spent $34 million on exploration and $32 million on development.  In Southeast Asia and Australia, development spending was $60 million, primarily on the Suban Phase 2 project and ongoing development on the PM-3 CAA.  In Other, the Company spent $11 million on development and $2 million on exploration in North Africa, $16 million on exploration and $5 million on development in Trinidad and $13 million on exploration activities in the rest of the world.  There have been no significant changes in the Company’s outlook for the major projects underway as discussed in the Outlook for 2006 section of the Company’s December 31, 2005 MD&A.

Long-term Debt and Liquidity

At June 30, 2006, Talisman’s long-term debt was $4.0 billion, including the current portion of long-term debt of $403 million, down from $4.3 billion at year-end, as cash provided from operating activities and proceeds from dispositions were greater than cash used in investing and financing activities, the payment of dividends and share repurchases.

In connection with the funding of the acquisition of Paladin in 2005, the Company arranged a $2.6 billion (₤1.3 billion), unsecured non-revolving credit facility.  At June 30, 2006, $403 million was drawn on this facility which is included in current portion of long-term debt.  Subsequent to the end of the current quarter, total borrowings under this facility were reduced to $298 million.  This repayment was financed through a combination of proceeds of net asset dispositions, cash on hand and draws under the Company’s revolving credit facilities.  The remaining amount outstanding under this facility must be repaid by October 2006.  This is expected to be funded from a combination of excess cash provided by operating activities, draws on existing credit facilities and proceeds of net asset dispositions.

At quarter end, debt to debt plus book equity was 37%.  For the 12 months ended June 30, 2006, the debt to cash provided by operating activities ratio was 0.75:1.

In March of this year, the Company renewed its normal course issuer bid (NCIB) with the Toronto Stock Exchange (TSX).  Pursuant to the NCIB, the Company may purchase for cancellation up to 54,940,200 of its common shares (representing 5% of the outstanding common shares of the Company as at March 21, 2006, on a post share split basis), during the 12 month period commencing March 28, 2006 and ending March 27, 2007.  The price that the Company will pay for shares acquired under the NCIB will be the market price at the time of purchase or such other price as may be permitted by the TSX.  During the first six months of 2006 the Company repurchased 3,000,000 common shares for $54 million (2005 – 24,049,200 common shares for $299 million). All 3,000,000 common share repurchases in 2006 have been made under the normal course issuer bid renewed in March 2006.  A copy of the Notice of Intention to Make a Normal Course Issuer Bid may be obtained without charge from Talisman.

In May 2006, the Company implemented a three-for-one share split of its issued and outstanding common shares. All share and per share statistics have been retroactively restated to reflect this share split.

As at June 30, 2006 there were 1,095,976,620 common shares outstanding, increasing to 1,096,042,020 at July 24, 2006.

As at June 30, 2006 there were 67,290,571 stock options and 8,563,533 cash units outstanding.  During July of 2006, 452,340 stock options were exercised for cash, 65,400 stock options were exercised for shares, 527,990 stock options were granted and 56,325 were cancelled, with 67,244,496 stock options outstanding at July 24, 2006.  Subsequent to June 30, 2006, 132,900 cash units were granted, and 53,575 cash units were exercised, with 8,642,858 cash units outstanding at July 24, 2006.

Talisman’s investment grade senior unsecured long-term debt credit ratings from Dominion Bond Rating Service (“DBRS”), Moody’s Investor Service, Inc. (“Moody’s”) and Standard & Poor’s (“S&P”) are BBB (high), Baa2 (stable) and BBB+ (with a negative outlook), respectively.

Talisman continually investigates strategic acquisitions and opportunities, some of which may be material.  In connection with any such transactions, the Company may incur debt or issue equity.

Sensitivities

Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated impact of these factors on the Company’s financial performance for the remainder of 2006 is summarized in the following table and is based on an average WTI oil price of US$68.54/bbl, a NYMEX natural gas price of US$7.35/mmbtu and exchange rates of C$1=US$0.89 and £1=C$2.04.

Approximate Impact for 2006[1] (millions of dollars)	Net Income	Cash Provided by Operating Activities
Volume changes
Oil – 1,000 bbls/d	8	15
Natural gas – 10 mmcf/d	7	14
Price changes[2]
Oil – US$1.00/bbl	46	66
Natural gas (North America)[3] – C$0.10/mcf	15	20
Exchange rate changes
US$ increased by US$0.01	41	76
£ increase by C$0.025	(4)	(4)

1.

Assumes a decision is taken later this year to defer 2005 United Kingdom capital expenditure claims for tax purposes to 2006.

2.

The impact of commodity contracts outstanding as of July 1, 2006 has been included.

3.

Price sensitivity on natural gas relates to North American natural gas only.  The Company’s exposure to changes in the United Kingdom, Scandinavia and Malaysia/Vietnam natural gas prices is not material.  Most of the Indonesia natural gas price is based on the price of crude oil and accordingly has been included in the price sensitivity for oil except for a small portion, which is sold at a fixed price.

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM ~~

Summary of Quarterly Results (millions of Cdn. dollars unless otherwise stated)

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

	Three months ended
	2006		2005				2004
	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30
Gross sales	2,396	2,784	2,806	2,550	2,027	1,924	1,777	1,730
Total revenue	2,001	2,385	2,356	2,139	1,701	1,632	1,358	1,305
Net income from continuing operations	584	180	510	412	326	245	111	107
Net income	686	197	533	430	340	258	121	122
Per common share amounts[1] (Cdn dollars)
Net income from continuing operations	0.53	0.16	0.46	0.37	0.30	0.22	0.10	0.09
Diluted net income from continuing operations	0.52	0.16	0.45	0.36	0.29	0.21	0.10	0.09
Net income	0.62	0.18	0.48	0.39	0.31	0.23	0.11	0.11
Diluted net income	0.61	0.17	0.47	0.38	0.30	0.23	0.10	0.10

1.

All per share amounts have been retroactively restated to reflect the Company’s three-for-one share split.  See note 5 to the Interim Consolidated Financial Statements.

The following discussion highlights some of the more significant factors that impacted the results in the eight most recently completed quarters ended June 30, 2006.

During the second quarter of 2006, gross sales decreased by $388 million over the previous quarter due to decreased production.  Net income from continuing operations for the quarter increased by $404 million, primarily due to the impact of a $178 million recovery of future taxes related to Canadian federal and provincial tax rate reductions and the $325 million future tax charge in the first quarter.

In the first quarter of 2006, gross sales decreased by $22 million over the previous quarter due to decreased natural gas prices in North America.  Net income from continuing operations for the quarter decreased by $330 million, primarily due to the impact of a one time non-cash adjustment of $325 million related to a United Kingdom income tax rate increase.

During the fourth quarter of 2005, gross sales rose by $256 million over the previous quarter due to increased natural gas prices in North America and increased production in the North Sea.  Net income from continuing operations for the quarter increased by $98 million, as the increased revenue combined with reduced stock-based compensation charges to more than offset the impact of increases in operating, depreciation, depletion and amortization, royalty and tax expenses.

During the third quarter of 2005, higher commodity prices and production increased gross sales by $523 million.  Net income from continuing operations for the quarter increased by $86 million, as the increased revenue more than offset the impact of increases in stock-based compensation, royalty and tax expenses.

In the second quarter of 2005, gross sales rose due to increased commodity prices, which were partially offset by reduced production. Net income from continuing operations increased in the quarter as higher revenue combined with reductions in stock-based compensation charges, transportation and other expenses more than offset the impact of increases in operating costs, royalties, taxes, dry hole costs and exploration expenses.

During the first quarter of 2005, gross sales rose over the last quarter of 2004, as a result of higher commodity prices, increased production and reduced hedging losses.  Net income from continuing operations increased in the quarter as increased revenue combined with reductions in dry hole costs, exploration expenses, impairments, DD&A and G&A to more than offset the impact of increases in stock-based compensation charges, royalties, operating costs and taxes.

During the fourth quarter of 2004, gross sales increased due to higher volumes and gas prices, which more than offset the impact of a stronger Canadian dollar and increased hedging losses.  Net income from continuing operations remained relatively constant as reductions in stock-based compensation, operating expenses and dry hole costs were offset by increases in DD&A, impairments and G&A expenses as well as a loss on disposal of fixed assets.

In the third quarter of 2004, gross sales rose as the increase in oil prices more than offset the reduction in production, resulting from maintenance shutdowns.  Net income from continuing operations in the third quarter declined from the previous quarter, as the increase in revenue was more than offset by increases in hedging losses, dry hole costs, exploration expenses and current income taxes.

New Canadian Accounting Pronouncements

The Canadian Institute of Chartered Accountants (CICA) has issued a number of accounting pronouncements, some of which may impact the Company’s reported results and financial position in future periods.

Stock-Based Compensation

In July 2006, the Emerging Issues Committee (EIC) of the CICA issued EIC-162, Stock-based compensation for employees eligible to retire before the vesting date. EIC-162 clarifies the accounting for stock-based compensation plans that allow for vesting of stock-based awards after an employee's retirement. If the employee is eligible to retire on the grant date of an award, related compensation cost is to be recognized in full at that date as there is no ongoing service requirement to earn the award. If the employee becomes eligible to retire during the vesting period, the compensation cost is to be recognized over the period from the grant date to the retirement eligibility date. EIC-162 is effective for interim and annual periods ending on or after December 31, 2006. Talisman currently recognizes stock-based compensation in accordance with the conclusions of EIC-162 and we do not expect the adoption of EIC-162 will have a material impact on our results of operations or financial position.

Comprehensive Income / Financial Instruments / Hedges

The CICA issued new standards in early 2005 for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865).  The new standards will bring Canadian rules in line with current rules in the US.  The standards will introduce the concept of “Comprehensive Income” to Canadian GAAP and will require that an enterprise (a) classify items of comprehensive income by their nature in a financial statement and (b) display the accumulated balance of comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.  Derivative contracts will be carried on the balance sheet at their mark-to-market value, with the change in value flowing to either net income or comprehensive income. Gains and losses on instruments that are identified as cash flow hedges will flow initially to comprehensive income and be brought into net income at the time the underlying hedged item is settled. Gains and losses on instruments that are identified as fair value hedges will be recognized directly into net income concurrently with the changes in the fair value of the hedged item. This standard will be effective for Talisman’s 2007 reporting.   Any derivative instruments that do not qualify for hedge accounting will be marked-to-market with the adjustment (tax effected) flowing through the income statement.

Talisman has hedges in place that carry into 2007 and beyond, and we do not expect the adoption of these standards will have a material impact on the results of operations, or net financial position.

Risks and Uncertainties

Litigation

Talisman continues to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others commenced in November 2001 under the Alien Tort Claims Act in the United States District Court for the Southern District of New York (the Court). The lawsuit alleges that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. On July 19, 2006, the Second Circuit Court of Appeals denied the plaintiffs' request to appeal the Court's refusal to certify the lawsuit as a class action. On April 28, 2006 the Company filed a Motion for Summary Judgment, requesting the Court to dismiss the lawsuit or, alternatively, to restrict the plaintiffs' claims to factual disputes supported by admissible evidence. Talisman believes the lawsuit is entirely without merit and is continuing to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

Use of BOE equivalents

Unless otherwise stated, references to production represent Talisman’s working interest share (including royalty interests and net profits interests) before deduction of royalties.  Throughout the MD&A, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method.  BOEs may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an approximate energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM ~~

Exploration and Operations Review

North America

During the second quarter of 2006, Talisman participated in 134 gross wells (79 operated), resulting in a total of 105 gas and 24 oil wells for an average success rate of 96%. Included were 48 exploration wells, with 47 successful gas wells.

Total production from North America was 200,874 boe/d in the second quarter of 2006, 2% lower than the previous period and 3% lower than the same period in 2005.  Natural gas production averaged 884 mmcf/d, 27 mmcf/d (3%) lower than the same period in 2005 and 9 mmcf/d (1%) below the previous quarter. The reduction in rates was due in part to significant turnarounds at Hanlan Robb and Edson.  Liquids production averaged 53,522 bbls/d, 5% lower than the first quarter of 2006 and 4.5% lower than the same period last year. The lower volumes are primarily a result of weather related delays and plant turnarounds. These volumes include discontinued operations.

At Monkman, production for the quarter averaged 123 mmcf/d, 17 mmcf/d higher than the previous quarter and 22 mmcf/d above the same period last year.  The b-60-E well is currently producing approximately 50 mmcf/d gross sales gas (40 mmcf/d gross sales gas).  The d-93-D well commenced production on April 10, 2006 and is currently producing 29 mmcf/d gross raw gas (23 mmcf/d gross sales gas).  During the quarter, a Triassic well, Bullmoose a-A043-E/93-P-03, tested at rates of up to 27 mmcf/d of gross, raw gas.  This well is expected to be tied-in during the fourth quarter of 2006.  A deep well was spudded on July 24 and is expected to be rig released in early 2007.

In the Alberta Foothills, Talisman produced 123 mmcf/d during the second quarter, 29 mmcf/d lower than the last quarter, due mainly to compressor cylinder failures at Chungo and a plant turnaround at Hanlan Robb which was originally planned for September.   The Chungo

compressor failure reduced production by 13 mmcf/d for the quarter.  The compressor was restarted on June 24 and the Company has subsequently set a weekly production record of 165 mmcf/d.

Talisman participated in 4.3 net wells (7 gross wells) during the quarter in the Alberta Foothills and six wells are currently drilling.  Five wells were tested with combined rates of 61 mmcf/d (gross raw gas). Talisman’s average working interest in these wells is 75%.

The Lynx pipeline was commissioned on June 23, 2006 and is currently flowing 35 mmcf/d gross raw gas (16 mmcf/d net Talisman sales gas). Talisman expects to be flowing 18 to 22 mmcf/d net sales gas from Lynx after facilities optimizations have been completed. There is an additional 45 mmcf/d of shut-in natural gas in the Northern Alberta Foothills awaiting completion of the Palliser pipeline and other facilities.

In the Greater Arch, production averaged 28,344 boe/d during the second quarter, 8% lower than the second quarter of 2005 and 7% lower than the previous quarter.  The Company participated in 21.1 net wells (39 gross) in the area during the quarter.

In the Edson area, second quarter production averaged 45,930 boe/d, 1% over the same period last year and 2% higher than the previous period.

At Edson, production averaged 12,080 boe/d, a decrease of 19% from the same period last year and a decrease of 6% over the previous period.  Natural gas production decreased to 62 mmcf/d, 16.5 mmcf/d lower than the second quarter of 2005 and 4.5 mmcf/d lower than previous quarter due to the Edson gas plant turnaround. The impact on volumes during the quarter was 5.6 mmcf/d and the turnaround lasted roughly 15 days. Weather and construction delays resulted in a deferral of 10 mmcf/d. With completion of the Ansel pipeline most of this production will be realized early in the third quarter.

At Bigstone/Wild River, quarterly production was 23,835 boe/d, 17% higher than the same period last year and 9% above the first quarter of this year. Natural gas production during the quarter was 131 mmcf/d, 17% higher than the same period in 2005 and 8% higher than the previous quarter. Talisman participated in 8.5 net wells (16 gross) in the area during the quarter.  The  Company had record monthly production of 134.5 mmcf/day in April 2006.

Production at West Whitecourt during the quarter averaged 53 mmcf/d, on par with the same period last year (54 mmcf/day) and 2% lower than the first quarter.

In Quebec, a  natural gas exploration well was drilled and is currently suspended until a completion rig becomes available.

During the quarter, Talisman Midstream Operations (TMO) transported and processed an average of 450 mmcf/d through its systems, a slight increase over the preceding quarter. The Lynx pipeline was commissioned on June 23, 2006 and is currently transporting 35 mmcf/d, gross raw gas. The Palliser pipeline is expected to be commissioned in September. TMO currently has a throughput of 532 mmcf/d.

In Appalachia, the Schwingel well came onstream in April at 8 mmcf/d.  The meter upgrade at BJ Hartman (FEI 49.5%) is complete and the well is currently producing at 10 mmcf/d.  Talisman’s wholly owned subsidiary, Fortuna Energy Inc., has permits in place for seven wells and is waiting for four more. Production in Appalachia for the quarter was 98 mmcf/d, 17 mmcf/d higher than in the previous quarter. Talisman participated in 9.5 net wells this quarter and is currently drilling two Trenton Black River wells.

Talisman bid successfully for lands in the Northwest Territories Crown land sale of May 9 (Talisman working interest 50%). Talisman acquired rights to 340,349 gross hectares in the Central Mackenzie Valley.

United Kingdom

Production in the second quarter averaged 116,866 boe/d.  This is down compared to 148,065 boe/d in the first quarter 2006, and up 5% compared to the second quarter of 2005. Production during the quarter was impacted by planned facilities shutdowns at Piper (for Tweedsmuir tie-ins), Beatrice and Clyde. In addition, there were unplanned shutdowns for a Scapa riser failure, repairs to a compressor at Tartan and repairs to Galley flowlines.

Unit operating costs increased to $19.14/boe in the quarter as a result of higher maintenance costs, increased fuel gas costs and extended shut-down periods.

The Tweedsmuir South development well was drilled and completed, with good quality, hydrocarbon bearing reservoir.  All four Tweedsmuir wells (two oil producers and two water injectors) have now been successfully drilled and completed and are suspended in preparation for production start-up towards the end of the first quarter of 2007.  The subsea manifolds have been installed and the subsea control system has been hooked-up and tested.  Overall the project is 69% complete (drilling 100%, topsides 62% and subsea 61%).

The Orion Mey 2 producer was successfully completed, providing incremental production of 5,000 bbls/d.

The most recent Claymore development well was completed and started production at 6,000 bbls/d.

The Wood development well was successfully drilled and suspended with better than expected hydrocarbon bearing reservoir. The well will be completed later in 2006 for production start-up in the first quarter of 2007.  Overall the project is 55% complete.

Development of the Enoch and Blane fields is proceeding. Enoch is expected to start production in the first quarter of 2007 with Blane start up in the second quarter 2007.  Development drilling started on Blane in the second quarter and will commence on Enoch in the third quarter.  Development of the Duart and Galley subsea tiebacks to Tartan were approved during the quarter.

Negotiations are ongoing with Shell and Esso to acquire their combined interests in the Fulmar and Auk fields.  The transaction is conditional on agreement of the final terms of the acquisition and will be subject to co-venturer and UK government approvals.  Assuming successful completion of the transaction, Talisman expects to assume operatorship of these fields at the end of the year.

The Beatrice Windfarm Demonstrator project received development approval. Installation of the two offshore wind turbines is underway and first power is expected during the third quarter of 2006.

Talisman Energy Inc.’s UK subsidiary, Paladin Resources Limited, has entered into an agreement with Endeavour Energy UK Limited for the sale of the wholly owned subsidiary Talisman Expro Limited.  The sale will include Talisman’s interests in the producing assets of Goldeneye, Bittern, Alba, Caledonia, Ivanhoe/RobRoy/Hamish, Renee and Rubie.

Talisman had a successful gas discovery at the E/18-6 well (Talisman 8%) in the Netherlands.

Scandinavia

Production in the second quarter averaged 31,812 boe/d.  This is down compared to 42,237 boe/d in the first quarter 2006, and up 33% compared to 23,894 boe/d in second quarter of 2005.   Norway production continues to be below planned rates, primarily due to early water breakthrough in two high-producing wells on the west flank of the Varg field.  A new sidetrack is currently being drilled on the west flank of the Varg field.

A successful appraisal well for the Rev Field (formerly named Varg South) was drilled during the first quarter of this year.  The project to develop Rev as a tie-back to the Armada field in the UK has been sanctioned.  Rev is expected to start production at a net rate of 16, 000 boe/d in the fourth quarter of 2007.

Pre-development work continues on the Yme project.

Southeast Asia and Australia

Production in the second quarter averaged 105,734 boe/d, up 7% compared to 98,974 boe/d in the first quarter 2006, and 43% compared to 73,800 boe/d in second quarter of 2005.  Production increases are due to ongoing development drilling in the region, the start up of the South Angsi field in Block PM 305 in August 2005 and the acquisition of the Paladin assets.

Drilling was completed on two batch-drilled development wells in Block PM-3 CAA in Malaysia with initial flow rates of 3,600 and 2,900 bbls/d, respectively.  Both wells were completed 15% faster than planned.  Another development well, Kuning-2, was drilled in Malaysia during the quarter.  Drilling of a development well (Naga Kecil-2) is currently underway on Block PM-314. The development of the Northern Fields in Block PM-3 CAA continued with first oil on schedule for the third quarter of 2008.

In Vietnam, Talisman plans to spud its first exploration well on Block 15/02 later in 2006.

In Indonesia, the expansion of the Corridor facilities (Suban phase 2) and the pipeline to West Java are proceeding on schedule for production start in the first quarter of 2007.  Also in Indonesia, a full scale waterflood facility has been initiated in the OK Block and is expected to be completed later this year.  In the SE Sumatra Block, first gas sales to PLN began during the quarter.  Talisman was also successful in a bid (30% Talisman working interest) for the highly prospective Pasangkayu Block in Indonesia.

Other Areas

In Trinidad and Tobago, production averaged 7,648 boe/d in the second quarter compared to 11,461 boe/d in the first quarter of this year and 11,200 boe/d in the same quarter in 2005. There was an extended, planned maintenance shut-down during the quarter.  Two Angostura development wells were drilled in the quarter: one oil well K2-GG, plus a gas well for the proposed Angostura Phase 2 project, which is expected to provide first gas in 2009. The fourth exploration well on Block 3a, Kingbird, is drilling ahead.

The second exploration well (Shandon Beni) on the Trinidad onshore Eastern Block  is currently drilling.

In North Africa, production averaged 9,736 boe/d, down from 17,159 boe/d in the first quarter of this year and 16,000 boe/d in the second quarter of 2005 due to the failure of the gas reinjection compressor motor in the Greater MLN field in Algeria in May. The MLN field has been temporarily shut-in due to flaring restrictions.  The motor is expected to be repaired and restarted by the end of August.

The expansion of the Greater MLN facilities is on schedule for gas injection in the third quarter of 2007.  The development of the EMK Unit, which straddles Blocks 405 and 208 in the southeast corner of Block 405, is progressing with four appraisal wells drilled during the quarter.  The EMK Unit will be produced to the El Merk facility, a shared processing facility proposed for Block 208 and expected on stream in 2009.

In Peru, Talisman is evaluating next steps following the successful exploration well at Situche Central. In Qatar, Talisman plans to spud a second exploration well in the second half of 2006. In Tunisia, Talisman has plans for appraisal and exploration drilling later in 2006.

Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate and

     Investor Communications

Phone:  403-237-1196

Fax:      403-237-1210

E-mail:  tlm@talisman-energy.com

Christopher J. LeGallais

Senior Manager, Investor Relations

Phone:

403-237-1957

Fax:

403-237-1210

Email:

 tlm@talisman-energy.com

22-06

Advisory – forward-looking statements

This news release contains statements that constitute forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities legislation. These forward-looking statements include, among others, statements regarding:

•

estimates of production and production per share and operations or financial performance;

•

business plans for drilling, exploration and development;

•

the estimated amounts and timing of capital expenditures;

•

the estimated timing of development, including new and shut-in production, first power from a windfarm demonstrator project and gas sales;

•

the estimated amount of throughput on commissioned pipelines;

•

the anticipated closing date of asset dispositions;

•

the estimated impact of UK tax changes;

•

business strategy and plans or budgets;

•

outlook for oil and gas prices;

•

anticipated liquidity, capital resources and debt levels;

•

royalty rates and exchange rates; and

•

other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled” , “positioned”,  “goal” , “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this news release. Statements which discuss business plans for drilling, exploration and development in 2006 assume that the extraction of crude oil, natural gas and natural gas liquids remains economic.

This news release discusses anticipated cash flow. The $5.0 billion cash flow estimate described in this news release assumes a US$70/bbl West Texas Intermediate (WTI) oil price, a US$6.75/mmbtu New York Mercantile Exchange (NYMEX) natural gas price, and a US$/Canadian$ exchange rate of $0.90 in the second half of the year, whereas the $5.2 billion cash flow estimate described in this news release assumes a US$75/bbl WTI  oil price, a US$6.50 NYMEX natural gas price, and a US$/Canadian$ exchange rate of $0.88 which are more reflective of current markets.  Other material assumptions used in determining estimates of cash flow are: the anticipated production volumes; estimates of realized sales prices, which are in turn driven by benchmark prices, quality differentials and the impact of exchange rates; estimated royalty rates; estimated operating expenses; estimated transportation expenses; estimated general and administrative expenses; estimated interest expense, including the level of capitalized interest; anticipated cash payments made by the Company upon surrender of outstanding stock options using the cash payment feature, which, in turn is dependent on the trading level of the Company’s common shares and the number of stock options surrendered or exercised; and the anticipated amount of cash income tax and petroleum revenue tax.

Forecasted production volumes are uncertain and management believes that a reasonable band of uncertainty is +/- 2%.  Statements regarding estimated future production and production growth, as well as estimated financial results which are derived from or depend upon future production estimates include the projected impact of previously announced asset dispositions in Canada and the UK.  The completion of the UK asset dispositions is subject to customary government and third party consents and is expected to be completed in the fourth quarter of 2006. Forecasted production volumes do not reflect the impact of any further asset dispositions or other transactions described in this news release.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

•

the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;

•

risks and uncertainties involving geology of oil and gas deposits;

•

the uncertainty of reserves estimates and reserves life;

•

the uncertainty of estimates and projections relating to production, costs and expenses;

•

potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•

the outcome and effects of completed acquisitions, as well as any future acquisitions or dispositions;

•

the ability of the Company to integrate any assets it has acquired or may acquire or the performance of those assets;

•

health, safety and environmental risks;

•

uncertainties as to the availability and cost of financing and changes in capital markets;

•

uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and difficulties in predicting the decisions of judges and juries;

•

risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•

changes in general economic and business conditions;

•

the effect of acts of, or actions against, international terrorism;

•

the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

•

results of the Company’s risk mitigation strategies, including insurance and any hedging programs; and

•

the Company’s ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the heading “Management’s Discussion and Analysis – Risks and Uncertainties” and elsewhere in the Company’s 2005 Annual Report Financial Review. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change, except as required by law.

Advisory –oil and gas information

Throughout this news release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments.  In the United States, net production volumes are reported after the deduction of these amounts.

Advisory – non-GAAP financial measures

Included in this news release are references to financial measures commonly used in the oil and gas industry such as cash flow and cash flow per share and earnings from operations. These terms are not defined by Generally Accepted Accounting Principles (GAAP) in either Canada or the US. Consequently these are referred to as non-GAAP measures. Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses.  Cash flow is used by the Company to assess operating results between years and with peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity.  Cash flow per share is cash flow divided by the average number of common shares outstanding during the period.  Earnings from operations is calculated by adjusting the Company’s net income per the financial statements, for certain items of a non-operational nature, on an after-tax basis. This term is not defined by Generally Accepted Accounting Principles in either Canada or the United States.  The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods.  Our reported results of cash flow, cash flow per share and earnings from operations may not be comparable to similarly titled measures reported by other companies.

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM ~~

Talisman Energy Inc.
Highlights
(includes results of discontinued operations)

	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005
Financial
(millions of Canadian dollars unless otherwise stated)
Cash flow	1,142	993	2,486	1,953
Net income	686	340	883	598
Exploration and development expenditures	1,007	666	2,210	1,415
Per common share (Canadian dollars)
Cash flow	1.04	0.90	2.26	1.76
Net income	0.62	0.31	0.80	0.54
Production
(daily average)
Oil and liquids (bbls/d)
North America	50,205	53,042	51,842	53,646
United Kingdom	98,478	95,850	111,100	104,005
Scandinavia	29,638	22,820	34,556	19,245
Southeast Asia and Australia	53,471	27,082	52,662	28,020
Other	17,328	27,309	22,915	24,852
Synthetic oil	3,317	2,874	3,002	2,449
Total oil and liquids	252,437	228,977	276,077	232,217
Natural gas (mmcf/d)
North America	884	911	889	920
United Kingdom	110	95	128	107
Scandinavia	13	6	15	8
Southeast Asia and Australia	314	280	298	277
Total natural gas	1,321	1,292	1,330	1,312
Total mboe/d	473	444	498	451
Prices (1)
Oil and liquids ($/bbl)
North America	63.34	48.16	56.28	47.33
United Kingdom	75.97	59.74	73.22	58.10
Scandinavia	77.25	62.32	75.07	62.03
Southeast Asia and Australia	78.92	67.60	76.26	63.87
Other	78.60	62.72	73.54	61.42
Crude oil and natural gas liquids	74.39	58.58	70.85	56.98
Synthetic oil	72.43	68.42	68.38	63.27
Total oil and liquids	74.36	58.71	70.82	57.04
Natural gas ($/mcf)
North America	6.52	7.72	7.66	7.39
United Kingdom	8.61	6.37	9.46	6.80
Scandinavia	5.54	4.82	4.42	4.82
Southeast Asia and Australia	7.57	6.36	7.34	5.91
Total natural gas	6.94	7.31	7.72	7.02
Total ($/boe) (includes synthetic)	59.10	51.52	59.92	49.80

(1) Prices are before hedging.

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

	June 30	December 31
(millions of Canadian dollars)	2006	2005
Assets		(restated -
Current		see note 2)
Cash and cash equivalents	132	130
Accounts receivable	1,103	1,255
Inventories	197	170
Prepaid expenses	26	20
Assets of discontinued operations (note 2)	28	56
	1,486	1,631

Accrued employee pension benefit asset	55	57
Other assets	82	74
Goodwill (note 3)	1,507	1,474
Property, plant and equipment	15,638	14,565
Assets of discontinued operations (note 2)	377	538
	17,659	16,708
Total assets	19,145	18,339

Liabilities
Current
Accounts payable and accrued liabilities (notes 4, 6 and 7)	2,103	2,352
Income and other taxes payable	647	649
Current portion of long-term debt (note 8)	403	-
Liabilities of discontinued operations (note 2)	35	31
	3,188	3,032

Deferred credits	72	74
Asset retirement obligations (note 4)	1,331	1,276
Other long-term obligations (notes 6 and 7)	136	217
Long-term debt (note 8)	3,552	4,263
Future income taxes	4,070	3,490
Liabilities of discontinued operations (note 2)	165	192
	9,326	9,512

Non-controlling interest	-	66
Contingencies and commitments (notes 9 and 12)
Shareholders' equity
Common shares (note 5)	2,606	2,609
Contributed surplus	69	69
Cumulative foreign currency translation	(114)	(265)
Retained earnings	4,070	3,316
	6,631	5,729
Total liabilities and shareholders' equity	19,145	18,339

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

	Three months ended		Six months ended
(millions of Canadian dollars	June 30		June 30
except per share amounts)	2006	2005	2006	2005
		(restated -		(restated -
Revenue		see note 2)		see note 2)
Gross sales	2,396	2,027	5,180	3,951
Hedging (gain) loss	(15)	18	(25)	33
Gross sales, net of hedging	2,411	2,009	5,205	3,918
Less royalties	459	346	912	659
Net sales	1,952	1,663	4,293	3,259
Other	49	38	93	74
Total revenue	2,001	1,701	4,386	3,333

Expenses
Operating	450	348	872	662
Transportation	48	43	109	94
General and administrative	55	52	115	102
Depreciation, depletion and amortization	505	427	1,043	855
Dry hole	19	51	83	97
Exploration	53	57	117	100
Interest on long-term debt	43	41	87	83
Stock-based compensation (note 6)	(46)	111	-	277
Other	48	(19)	72	5
Total expenses	1,175	1,111	2,498	2,275
Income from continuing operations before taxes	826	590	1,888	1,058
Taxes
Current income tax	183	209	510	391
Future income tax	(6)	23	461	22
Petroleum revenue tax	65	32	153	74
	242	264	1,124	487
Net income from continuing operations	584	326	764	571
Net income from discontinued operations (note 2)	102	14	119	27
Net income	686	340	883	598

Per common share (Canadian dollars)
Net income from continuing operations	0.53	0.30	0.70	0.52
Diluted net income from continuing operations	0.52	0.29	0.68	0.50
Net income from discontinued operations	0.09	0.01	0.10	0.02
Diluted net income from discontinued operations	0.09	0.01	0.10	0.03
Net income	0.62	0.31	0.80	0.54
Diluted net income	0.61	0.30	0.78	0.53
Average number of common shares outstanding (millions)	1,098	1,102	1,098	1,108
Diluted number of common shares outstanding (millions)	1,127	1,125	1,129	1,132

See accompanying notes.

Consolidated Statements of Retained Earnings
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2006	2005	2006	2005

Retained earnings, beginning of period	3,513	2,186	3,316	2,170
Net income	686	340	883	598
Common share dividends	(82)	(62)	(82)	(62)
Purchase of common shares (note 5)	(47)	-	(47)	(242)
Retained earnings, end of period	4,070	2,464	4,070	2,464

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2006	2005	2006	2005
		(restated -		(restated -
Operating		see note 2)		see note 2)
Net income from continuing operations	584	326	764	571
Items not involving cash (note 11)	448	578	1,492	1,219
Exploration	53	57	117	100
	1,085	961	2,373	1,890
Changes in non-cash working capital	(164)	88	(92)	-
Cash provided by continued operations	921	1,049	2,281	1,890
Cash provided by discontinued operations	57	32	113	63
Cash provided by operating activities	978	1,081	2,394	1,953
Investing
Corporate acquisitions	-	-	(66)	-
Capital expenditures
Exploration, development and corporate	(1,012)	(670)	(2,224)	(1,423)
Acquisitions	-	(65)	(1)	(301)
Proceeds of resource property dispositions	-	15	2	16
Changes in non-cash working capital	(151)	(76)	29	(52)
Discontinued operations	226	(1)	226	(1)
Cash used in investing activities	(937)	(797)	(2,034)	(1,761)
Financing
Long-term debt repaid	(773)	(937)	(3,448)	(1,009)
Long-term debt issued	568	790	3,250	1,281
Common shares issued (purchased) (note 5)	(54)	1	(53)	(298)
Common share dividends	(82)	(62)	(82)	(62)
Deferred credits and other	(7)	4	(34)	8
Changes in non-cash working capital	-	(1)	-	(3)
Cash used in financing activities	(348)	(205)	(367)	(83)
Effect of translation on foreign currency cash and cash equivalents	(5)	4	9	2
Net (decrease) increase in cash and cash equivalents	(312)	83	2	111
Cash and cash equivalents, beginning of period	444	66	130	38
Cash and cash equivalents, end of period	132	149	132	149

See accompanying notes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  Certain information and disclosures normally required to be included in notes to Annual Consolidated Financial Statements have been condensed or omitted.  The Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements and the notes thereto in Talisman’s Annual Report Financial Review for the year ended December 31, 2005.

1.  Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Consolidated Financial Statements for the year ended December 31, 2005, except for the following:

During the first quarter of 2006, changes were made to the reporting segments, with reclassifications made to the corresponding comparative period.  The United Kingdom and Scandinavia, which were reported in aggregate as the North Sea in 2005, are reported separately in 2006.  The reporting segment entitled “Other” for 2006 includes North Africa (Algeria and Tunisia) and Trinidad and Tobago, which were reported separately in 2005.

During the second quarter of 2006, the Company made changes to the North America reporting segment, to include activities in Alaska, which previously had been included in the “Other” reporting segment.  Reclassifications have been made for all corresponding reported periods.

All references to common share data have been retroactively restated to reflect the impact of the Company’s three-for-one share split in May 2006.  See note 5.

2.  Discontinued Operations

United Kingdom

During the second quarter of 2006, the Company entered into agreements to dispose of certain non-core oil and gas producing assets in the United Kingdom for proceeds of US$414 million.  Operating results from these assets are included in net income from discontinued operations.  These agreements are expected to close in the fourth quarter of 2006.  Assets covered by these agreements are reported as assets of discontinued operations on the Consolidated Balance Sheets.  Gains on dispositions of assets will be recorded in net income from discontinued operations, when the transactions close later in 2006.

North America

During the second quarter of 2006, the Company entered into agreements to dispose of certain non-core oil and gas producing assets in Western Canada for proceeds of $379 million.  Operating results from these assets are included in net income from discontinued operations.  All but three of these agreements closed as of June 30, 2006, with the resulting gain on disposal of assets of $78 million included in net income from discontinued operations.  The three remaining agreements closed in July of 2006 for proceeds of approximately $145 million and a resulting gain on disposition of assets of approximately $65 million, net of tax, which will be recorded in the third quarter of 2006. Assets covered by all agreements not closed as at June 30, 2006 are reported as assets of discontinued operations on the Consolidated Balance Sheets.

Comparative periods for both North America and United Kingdom segments have been restated.

The results for discontinued operations are as follows:

	For the three months ended June 30,
	North America		United Kingdom		Total
	2006	2005	2006	2005	2006	2005

Revenues, net of royalties	$21	$29	$64	$18	$85	$47
Expenses
Operating, marketing and general	6	7	7	4	13	11
Interest	2	-	3	-	5	-
Depreciation, depletion and amortization	6	8	15	4	21	12
Income from discontinued operations before income taxes	$7	$14	$39	$10	$46	$24
Taxes	2	5	20	5	22	10
Gain on disposition, net of tax of $33	78	-	-	-	78	-
Net income from discontinued operations	$83	$9	$19	$5	$102	$14

	For the six months ended June 30,
	North America		United Kingdom		Total
	2006	2005	2006	2005	2006	2005

Revenues, net of royalties	$47	$54	$124	$37	$171	$91
Expenses
Operating, marketing and general	12	12	17	9	29	21
Interest	6	-	7	-	13	-
Depreciation, depletion and amortization	13	16	37	9	50	25
Income from discontinued operations before income taxes	$16	$26	$63	$19	$79	$45
Taxes	5	9	33	9	38	18
Gain on disposition, net of tax of $33	78	-	-	-	78	-
Net income from discontinued operations	$89	$17	$30	$10	$119	$27

The impact of the discontinued operations in the Consolidated Balance Sheet is as follows:

	As at June 30, 2006			As at December 31, 2005
	North	United		North	United
	America	Kingdom	Total	America	Kingdom	Total
Assets
Current assets	$3	$25	$28	$14	$42	$56
Property, plant and equipment, net	44	308	352	174	334	508
Goodwill	2	23	25	7	23	30
Total assets	$49	$356	$405	$195	$399	$594

Liabilities
Current liabilities	$1	$34	$35	$5	$26	$31
Asset retirement obligation	4	29	33	17	27	44
Future income taxes	-	126	126	-	142	142
Other long-term liabilities	-	6	6	-	6	6
Total liabilities	$5	$195	$200	$22	$201	$223

Net assets of Discontinued Operations	$44	$161	$205	$173	$198	$371

3.  Goodwill

Changes in carrying amount of the Company’s goodwill are as follows:

	6 months ended June 30, 2006	12 months ended December 31, 2005
Opening balance	$1,474	$459
Acquired during the period	-	1,075
Foreign currency translation effect	33	(60)
Closing balance	$1,507	$1,474

In January of 2006, the Company completed its acquisition of the remaining 2% of the voting common shares of Paladin Resources plc (Paladin), an oil and gas exploration and development company, for a total of 100%.

During the second quarter of 2006, the Company reached agreements to sell assets in the UK and North America, and consequently $25 million (December 31, 2005 - $30 million) has been reclassified to discontinued operations.

4.  Asset Retirement Obligations (ARO)

Changes in carrying amounts of the Company’s asset retirement obligations associated with our property, plant and equipment are as follows:

	6 months ended June 30, 2006	12 months ended December 31, 2005
ARO liability, beginning of period[1]	$1,304	$1,261
Liabilities incurred during period	-	275
Liabilities settled during period	(19)	(32)
Accretion expense	36	74
Revisions in estimated future cash flows	11	(118)
Foreign currency translation	27	(156)
ARO liability, end of period[1]	$1,359	$1,304

1   Included in June 30, 2006 and December 31, 2005 liabilities are $28 million of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $1,331 and $1,276 respectively.

During the second quarter of 2006, the Company reached agreements to sell assets in the UK and North America, and consequently $33 million (December 31, 2005 - $44 million) has been reclassified to long-term liabilities of discontinued operations.

5.  Share Capital

In May 2006 the Company implemented a three-for-one share split of its issued and outstanding common shares. All references to net income per share, diluted net income per share, weighted-average number of common shares outstanding, common shares issued and outstanding and options and cash units granted, exercised and forfeited have been retroactively restated to reflect the impact of the Company’s three-for-one share split.

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares.  No preferred shares have been issued.

Continuity of common shares	6 months ended June 30, 2006		12 months ended December 31, 2005
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,098,783,945	$2,609	1,125,555,870	$2,666
Issued on exercise of options	192,675	4	495,375	8
Purchased during the period	(3,000,000)	(7)	(27,267,300)	(65)
Balance, end of period	1,095,976,620	$2,606	1,098,783,945	$2,609

Subsequent to June 30, 2006, 65,400 stock options were exercised for shares resulting in 1,096,042,020 common shares outstanding as at July 24, 2006.

Pursuant to a normal course issuer bid renewed in March 2006, Talisman may repurchase up to 54,940,200 of its common shares representing 5% of the outstanding common shares of the Company at the time the normal course issuer bid was renewed (on a post share split basis).  During the first six months of 2006 the Company repurchased 3,000,000 common shares for $54 million (2005 – 24,049,200 common shares for $299 million). All 3,000,000 common share repurchases in the 2006 have been made under the normal course issuer bid renewed in March 2006.

6.  Stock Option Plans

Continuity of stock options	6 months ended June 30, 2006		12 months ended December 31, 2005
	Number of	Weighted-average	Number of	Weighted-average
	Options	exercise price ($)	options	exercise price ($)
Outstanding, beginning of period	64,485,717	8.71	62,365,125	6.53
Granted during the period	9,744,795	19.70	17,763,390	14.05
Exercised for common shares	(192,675)	6.57	(495,375)	5.52
Exercised for cash payment	(6,131,906)	6.14	(14,496,327)	5.89
Forfeited	(615,360)	14.12	(651,096)	10.29
Outstanding, end of period	67,290,571	10.50	64,485,717	8.71
Exercisable, end of period	30,408,961	6.32	17,621,862	5.79

During July of 2006, 452,340 stock options were exercised for cash, 65,400 stock options were exercised for shares, 527,990 stock options were granted and 56,325 were cancelled, with 67,244,496 stock options outstanding at July 24, 2006.

All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Cash Unit Plans

In addition to the Company’s stock option plans Talisman’s subsidiaries issue stock appreciation rights under the cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company.

Continuity of cash units	6 months ended June 30, 2006		12 months ended December 31, 2005
	Number	Weighted-average	Number	Weighted-average
	of units	exercise price ($)	of units	exercise price ($)
Outstanding, beginning of period	7,351,065	9.89	4,579,920	7.11
Granted during the period	1,933,515	19.70	2,991,930	14.07
Exercised	(696,372)	6.60	(29,700)	6.60
Forfeited	(24,675)	13.32	(191,085)	9.21
Outstanding, end of period	8,563,533	12.37	7,351,065	9.89
Exercisable, end of period	2,662,473	6.79	-	-

Subsequent to June 30, 2006, 132,900 cash units were granted, and 53,575 cash units were exercised, with 8,642,858 cash units outstanding at July 24, 2006.

Stock-based Compensation

For the three months ended June 30, 2006 the Company recorded stock-based compensation recovery of $46 million (2005 - $111 million expense) relating to its stock option and cash unit plans. This $46 million balance is the aggregate of the $40 million cash payment to employees in settlement for fully accrued option liabilities on options exercised, offset by a non-cash mark-to market adjustment of $(86) million resulting from the 6% decrease in the Company’s share price.  For the three months ended June 30, 2005 the non-cash expense of $79 million was primarily the result of the 11% increase in the Company’s share price during the period. In addition the Company reduced its capitalized stock-based compensation by $1 million (2005 - $nil).

For the six months ended June 30, 2006 the Company recorded stock-based compensation expense of $nil (2005 - $277 million) relating to its stock option and cash unit plans. This $nil balance is the aggregate of the $108 million cash payment to employees in settlement for fully accrued option liabilities on options exercised, offset by a non-cash mark-to market adjustment of $(108) million resulting from the 5% decrease in the Company’s share price. For the six months ended June 30, 2005 the non-cash expense of $210 million was primarily the result of the 42% increase in the Company’s share price during the period. In addition the Company reduced its capitalized stock based compensation by $2 million (2005 - $nil).

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Average exercise price	$21.80	$15.17	$21.97	$14.14
Average grant price	$6.36	$6.11	$6.19	$5.87
Average gain per exercise	$15.44	$9.06	$15.78	$8.27
Number of options and cash units exercised	2,106,788	3,468,690	6,828,278	8,093,916
Cash expense ($millions)	40	32	108	67

Of the combined mark-to-market liability for stock option and cash unit plans of $600 million as at June 30, 2006 (December 31, 2005 - $713 million), $576 million (December 31, 2005 - $630 million) is included in accounts payable and accrued liabilities.

7. Other Long-Term Obligations

The balance in other long-term obligations consists of the following:

	June 30, 2006	December 31, 2005
Pensions and other post retirement benefits	43	40
Mark-to-market liability for stock-based compensation	24	83
Fair value of commodity price derivatives acquired[1]	22	47
Discounted obligations on capital leases[2]	37	40
Other	10	7
Closing balance, end of period	136	217

1

The fair value of derivatives acquired is amortized over the remaining life of the underlying derivative contracts. In addition to the balance in other long-term obligations, $55 million (December 31, 2005 - $84 million) is included in accounts payable and accrued liabilities.

2

Of the total discounted liability of $42 million (December 31, 2005 - $46 million), $5 million (December 31, 2005 - $6 million) is included in accounts payable and accrued liabilities.

8. Long-Term Debt

	June 30, 2006	December 31, 2005
Bank Credit Facilities	338	43
Acquisition Credit Facility (US$ denominated) [1]	403	1,848
Debentures and Notes (unsecured)
US$ denominated (US$1,919 million, 2005 – US$1,125 million) [2]	2,140	1,312
Canadian $ denominated	559	559
£ denominated (£250 million)	515	501
	3,955	4,263
Less current portion	403	-
	$3,552	$4,263

1

At June 30, 2006 the Acquisition Credit Facility had a balance of US$361 million and has been reclassified to current portion of long-term debt, at December 31, 2005 the Facility had balances of, £183 million and US$1,272 million.

2

The 2006 balance includes $350 million CDN debt that has been swapped to US$304 million.

During the first quarter the Company completed a US$500 million offering of 5.85% notes due February 1, 2037 and a $350 million offering of 4.44% notes due January 27, 2011.  Interest on both types of notes is payable semi-annually. The proceeds were used to repay a portion of the outstanding acquisition credit facility. The $350 million notes were immediately swapped into the Company’s functional currency (USD) as described in note 9.

During the first quarter, the Paladin US$600 million senior credit facility was repaid and cancelled.

During the second quarter, the Company entered into a new revolving credit facility with Export Development Corporation in the amount of US$100 million. The Company also repaid $10 million of its US$ denominated notes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Under the acquisition credit facility agreement, all proceeds received above an aggregate of $100 million on property dispositions must be used towards repayment of the facility.  Consequently, the balance outstanding under the acquisition credit facility as at June 30, 2006, has been reported as a current liability.

9. Financial Instruments and Physical Commodity Contracts

Commodity based sales contracts

The Company’s outstanding commodity price derivative contracts have been designated as hedges of the Company’s anticipated future commodity sales. The following tables summarize the commodity price derivative contracts and fixed price sales contracts outstanding at June 30, 2006:

Crude oil derivatives
Fixed price swaps	Hedge type	Term	(bbls/d)	US$/bbl
Dated Brent oil index	Cash flow	2006 Jul-Dec	6,522	32.32
Dated Brent oil index	Cash flow	2007 Jan-Jun	5,801	41.02
Dated Brent oil index	Cash flow	2007 Jul-Dec	5,707	40.31
Dated Brent oil index	Cash flow	2008 Jan-Jun	2,473	59.63
Dated Brent oil index	Cash flow	2008 Jul-Dec	815	60.00

Natural gas derivatives
Forward sales	Hedge type	Term	mcf/d	£/mcf
Fixed price swaps (IPE/Heren index)	Cash flow	2006 Jul-Sep	2,419	3.22

Two-way collars	Hedge type	Term	mcf/d	Floor	Ceiling
				CDN$/mcf	CDN$/mcf
Two-way collars (AECO index)	Cash flow	2006 July-Oct	64,220	10.47	13.05
Two-way collars (AECO index)	Cash flow	2006 Nov-Mar 07	59,633	11.41	14.24
Two-way collars (AECO index)	Cash flow	2007 Apr-Oct	41,284	8.81	11.53

Physical natural gas contracts (North America)
Fixed price sales	2006	2007	2008	2009	2010	2011
Volumes (mcf/d)	14,650	12,800	3,552	3,552	3,552	3,552
Weighted-average price ($/mcf)	3.78	3.89	3.17	3.26	3.35	3.46

During the first quarter of 2006, the Company settled fixed price oil swaps for a notional 820 bbls/d covering the period April 1, 2006 to December 31, 2007 for a loss of $5 million. These contracts were designated as a hedge of anticipated future oil sales and consequently the loss has been deferred and will be recognized over the period ending December 31, 2007.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Interest rate and foreign exchange derivative contracts

In conjunction with the C$350 million notes issued during the first quarter, the Company entered into a cross currency interest rate swap in order to hedge the foreign exchange exposure on this Canadian dollar denominated liability. As a result, the Company is effectively paying interest semi-annually at a rate of 5.05% on a notional amount of US$304 million.

10. Employee Benefits

The Company’s net pension benefit plan expense is as follows:

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Current service cost	3	2	5	5
Interest cost	2	3	5	5
Expected return on assets	(3)	(3)	(6)	(6)
Expected net actuarial loss	-	1	1	2
Amortization of net transitional asset	-	(1)	-	(1)
Defined contribution expense	3	2	5	4
	5	4	10	9

For the six months ended June 30, 2006, there were no contributions to the defined benefit pension plans.

11. Selected Cash Flow Information
	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Net income from continuing operations	584	326	764	571
Items not involving cash
Depreciation, depletion and amortization	505	427	1,043	855
Property impairments	-	3	-	26
Dry hole	19	51	83	97
Net gain on asset disposals	6	(2)	4	(3)
Stock-based (recovery) compensation (note 6)	(86)	79	(108)	210
Future taxes and deferred petroleum revenue tax	(14)	21	452	29
Other	18	(1)	18	5
	448	578	1,492	1,219
Exploration	53	57	117	100
	1,085	961	2,373	1,890
Changes in non-cash working capital	(164)	88	(92)	-
Cash provided by continuing operations	921	1,049	2,281	1,890
Cash provided by discontinued operations	57	32	113	63
Cash provided by operating activities	978	1,081	2,349	1,953

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The cash interest and taxes paid were as follows:

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Interest paid	44	42	74	68
Income taxes paid	307	156	549	330

12.  Contingencies and commitments

Talisman continues to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others commenced in November 2001 under the Alien Tort Claims Act in the United States District Court for the Southern District of New York (the Court). The lawsuit alleges that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. On July 19, 2006, the Second Circuit Court of Appeals denied the plaintiffs' request to appeal the Court's refusal to certify the lawsuit as a class action. On April 28, 2006 the Company filed a Motion for Summary Judgment, requesting the Court to dismiss the lawsuit or, alternatively, to restrict the plaintiffs' claims to factual disputes supported by admissible evidence. Talisman believes the lawsuit is entirely without merit and is continuing to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

13. Segmented Information

	North America (1,8)				United Kingdom (2,8)				Scandinavia (3,8)
	Three months		Six months		Three months		Six months		Three months		Six months
	ended		ended		ended		ended		ended		ended
	June 30		June 30		June 30		June 30		June 30		June 30
(millions of Canadian dollars)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Revenue
Gross sales	810	857	1,741	1,653	679	554	1,552	1,179	209	133	485	223
Hedging	(24)	18	(36)	33	9	-	11	-	-	-	-	-
Royalties	152	167	343	325	14	14	30	24	1	-	2	-
Net sales	682	672	1,434	1,295	656	540	1,511	1,155	208	133	483	223
Other	18	21	38	42	28	16	49	31	3	-	6	-
Total revenue	700	693	1,472	1,337	684	556	1,560	1,186	211	133	489	223
Segmented expenses
Operating	140	110	263	211	190	162	379	320	72	50	141	77
Transportation	16	16	38	33	15	13	33	29	4	4	12	6
DD&A	253	227	498	447	125	112	265	243	60	35	132	63
Dry hole	11	21	29	39	-	16	6	33	-	-	7	-
Exploration	42	28	67	57	6	8	10	12	5	7	9	8
Other	3	(10)	(1)	(12)	9	6	19	37	1	-	1	-
Total segmented expenses	465	392	894	775	345	317	712	674	142	96	302	154
Segmented income before taxes	235	301	578	562	339	239	848	512	69	37	187	69
Non-segmented expenses
General and administrative
Interest
Stock-based compensation
Currency translation
Total non-segmented expenses
Income from continuing
operations before taxes
Capital expenditures
Exploration	280	127	637	308	57	44	68	65	34	7	65	8
Development	199	133	571	408	240	188	497	329	32	47	54	68
Midstream	58	12	102	16	-	-	-	-	-	-	-	-
Exploration and development	537	272	1,310	732	297	232	565	394	66	54	119	76
Property acquisitions
Midstream acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures (6)
Property, plant and equipment			7,579	6,880			4,768	4,331			1,421	1,407
Goodwill			284	284			432	420			670	643
Other			559	654			391	403			158	169
Discontinued operations			49	196			356	398			-	-
Segmented assets			8,471	8,014			5,947	5,552			2,249	2,219
Non-segmented assets
Total assets (7)

(1) North America					(3) Scandinavia
Canada	639	616	1,346	1,185	Norway	191	133	445	223
US	61	77	126	152	Denmark	20	-	44	-
Total revenue	700	693	1,472	1,337	Total revenue	211	133	489	223
Canada			7,150	6,377	Norway			1,190	1,149
US			429	503	Denmark			231	258
Property, plant and equipment (7)			7,579	6,880	Property, plant and equipment (7)			1,421	1,407

(2) United Kingdom
United Kingdom	664	542	1,520	1,158
Netherlands	20	14	40	28
Total revenue	684	556	1,560	1,186
United Kingdom			4,722	4,286
Netherlands			46	45
Property, plant and equipment (7)			4,768	4,331

(6) Excluding corporate acquisitions.
(7) Current year represents balances as at June 30, prior year represents balances as at December 31.
(8) Prior year figures have been restated to conform to the method of presentation adopted in 2006. See notes 1 and 2 to the Interim Consolidated Financial Statements.

Southeast Asia and Australia (4,8)				Other (5,8)				Total (8)
Three months		Six months		Three months		Six months		Three months		Six months
ended		ended		ended		ended		ended		ended
June 30		June 30		June 30		June 30		June 30		June 30
2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

588	328	1,118	620	110	155	284	276	2,396	2,027	5,180	3,951
-	-	-	-	-	-	-	-	(15)	18	(25)	33
260	116	455	225	32	49	82	85	459	346	912	659
328	212	663	395	78	106	202	191	1,952	1,663	4,293	3,259
-	1	-	1	-	-	-	-	49	38	93	74
328	213	663	396	78	106	202	191	2,001	1,701	4,386	3,333

41	18	74	36	7	8	15	18	450	348	872	662
11	7	22	21	2	3	4	5	48	43	109	94
54	29	112	60	13	24	36	42	505	427	1,043	855
-	5	-	6	8	9	41	19	19	51	83	97
3	3	8	6	(3)	11	23	17	53	57	117	100
(1)	2	2	(1)	-	-	10	-	12	(2)	31	24
108	64	218	128	27	55	129	101	1,087	924	2,255	1,832
220	149	445	268	51	51	73	90	914	777	2,131	1,501

								55	52	115	102
								43	41	87	83
								(46)	111	-	277
								36	(17)	41	(19)
								88	187	243	443

								826	590	1,888	1,058

5	10	21	24	31	28	54	48	407	216	845	453
55	64	99	126	16	6	42	15	542	438	1,263	946
-	-	-	-	-	-	-	-	58	12	102	16
60	74	120	150	47	34	96	63	1,007	666	2,210	1,415
								3	59	6	295
								-	-	-	-
								(2)	(16)	(7)	(20)
								7	4	16	8
								1,015	713	2,225	1,698
		1,411	1,465			459	482			15,638	14,565
		117	123			4	4			1,507	1,474
		371	348			61	75			1,540	1,649
		-	-			-	-			405	594
		1,899	1,936			524	561			19,090	18,282
										55	57
										19,145	18,339

(4) Southeast Asia and Australia
Indonesia				148	98	278	177
Malaysia				137	109	303	206
Vietnam				10	6	19	13
Australia				33	-	63	-
Total revenue				328	213	663	396
Indonesia						383	371
Malaysia						777	818
Vietnam						22	23
Australia						229	253
Property, plant and equipment (7)						1,411	1,465

(5) Other
Trinidad & Tobago				46	49	102	86
Algeria				32	57	95	105
Tunisia				-	-	5	-
Total revenue				78	106	202	191
Trinidad & Tobago						256	275
Algeria						166	162
Tunisia						14	15
Other						23	30
Property, plant and equipment (7)						459	482

Talisman Energy Inc.
Product Netbacks

		Three months ended		Six months ended
		June 30		June 30
(US$ - production net of royalties)		2006	2005	2006	2005
North	Oil and liquids (US$/bbl)
America	Sales price	56.45	38.73	49.52	38.33
	Hedging (gain)	-	3.71	-	3.46
	Transportation	0.64	0.54	0.64	0.50
	Operating costs	9.78	7.24	9.15	6.89
		46.03	27.24	39.73	27.48
	Natural gas (US$/mcf)
	Sales price	5.81	6.21	6.71	5.99
	Hedging (gain)	(0.32)	-	(0.25)	-
	Transportation	0.20	0.18	0.22	0.17
	Operating costs	1.27	0.89	1.19	0.84
		4.66	5.14	5.55	4.98
United Kingdom	Oil and liquids (US$/bbl)
	Sales price	67.61	48.05	64.21	47.09
	Hedging (gain)	0.86	-	0.48	-
	Transportation	1.37	0.93	1.28	0.98
	Operating costs	19.89	14.80	16.55	13.44
		45.49	32.32	45.90	32.67
	Natural gas (US$/mcf)
	Sales price	7.65	5.13	8.28	5.51
	Transportation	0.23	0.43	0.29	0.39
	Operating costs	0.59	0.64	0.66	0.74
		6.83	4.06	7.33	4.38
Scandinavia	Oil and liquids (US$/bbl)
	Sales price	68.72	50.12	65.80	50.25
	Transportation	1.42	0.80	1.38	0.63
	Operating costs	25.14	17.78	20.00	16.57
		42.16	31.54	44.42	33.05
	Natural gas (US$/mcf)
	Sales price	4.93	3.87	3.89	3.92
	Transportation	(0.40)	1.86	0.80	1.88
		5.33	2.01	3.09	2.04
Southeast Asia	Oil and liquids (US$/bbl)
and Australia	Sales price	70.34	54.38	67.07	51.75
	Transportation	0.38	0.34	0.35	0.22
	Operating costs	13.78	5.87	10.44	5.80
		56.18	48.17	56.28	45.73
	Natural gas (US$/mcf)
	Sales price	6.75	5.11	6.46	4.78
	Transportation	0.46	0.27	0.46	0.46
	Operating costs	0.39	0.36	0.40	0.35
		5.90	4.48	5.60	3.97
Other	Oil (US$/bbl)
	Sales price	69.63	50.41	64.16	49.72
	Transportation	1.06	1.15	1.10	1.20
	Operating costs	6.79	3.58	5.10	4.64
		61.78	45.68	57.96	43.88
Total Company	Oil and liquids (US$/bbl)
	Sales price	66.22	47.12	62.17	46.16
	Hedging (gain)	0.41	0.81	0.23	0.74
	Transportation	1.09	0.80	1.05	0.80
	Operating costs	17.14	11.66	14.19	10.94
		47.58	33.85	46.70	33.68
	Natural gas (US$/mcf)
	Sales price	6.18	5.88	6.77	5.68
	Hedging (gain)	(0.22)	-	(0.17)	-
	Transportation	0.25	0.23	0.29	0.26
	Operating costs	1.00	0.76	0.96	0.74
		5.15	4.89	5.69	4.68

Per US reporting practice, netbacks calculated using US$ and production after deduction of royalty volumes.
Netbacks do not include synthetic oil, pipeline operations and the impact of the change in oil inventory volumes.

Talisman Energy Inc.
Production net of royalties

	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005

Oil and liquids (bbls/d)
North America	39,455	42,276	40,749	42,510
United Kingdom	97,118	94,315	109,810	102,743
Scandinavia	29,519	22,820	34,411	19,245
Southeast Asia and Australia	25,759	16,079	28,114	16,466
Other	12,251	19,054	16,309	17,359
Synthetic oil (Canada)	3,209	2,744	2,902	2,343
Total oil and liquids	207,311	197,288	232,295	200,666

Natural gas (mmcf/d)
North America	721	731	714	738
United Kingdom	105	86	120	99
Scandinavia	13	6	15	8
Southeast Asia and Australia	224	197	211	192
Total natural gas	1,063	1,020	1,060	1,037

Total mboe/d	384	367	409	373

Information provided per US reporting practice of calculating production after deduction of royalty volumes.
Includes discontinued operations

Talisman Energy Inc.
Product Netbacks

		Three months ended June 30				Six months ended June 30
(C$ - production before royalties)		2006	2005	2006	2005	2006	2005	2006	2005
		Oil and liquids ($/bbl)		Natural gas ($/mcf)		Oil and liquids ($/bbl)		Natural gas ($/mcf)
North	Sales price	63.34	48.16	6.52	7.72	56.28	47.33	7.66	7.39
America	Hedging (gain)	-	3.68	(0.29)	-	-	3.39	(0.22)	-
	Royalties	13.56	9.77	1.21	1.53	12.04	9.82	1.51	1.46
	Transportation	0.56	0.54	0.18	0.18	0.58	0.49	0.20	0.17
	Operating costs	8.64	7.18	1.16	0.88	8.19	6.75	1.09	0.84
		40.58	26.99	4.26	5.13	35.47	26.88	5.08	4.92
United	Sales price	75.97	59.74	8.61	6.37	73.22	58.10	9.46	6.80
Kingdom	Hedging (gain)	0.95	-	-	-	0.54	-	-	-
	Royalties	1.05	0.96	0.41	0.56	0.85	0.71	0.56	0.53
	Transportation	1.52	1.14	0.24	0.49	1.44	1.19	0.31	0.45
	Operating costs	22.01	18.11	0.63	0.73	18.60	16.41	0.71	0.84
		50.44	39.53	7.33	4.59	51.79	39.79	7.88	4.98
Scandinavia	Sales price	77.25	62.32	5.54	4.82	75.07	62.03	4.42	4.82
	Royalties	0.31	-	-	-	0.31	-	-	-
	Transportation	1.60	1.00	(0.48)	2.30	1.57	0.78	0.91	2.32
	Operating costs	28.06	22.13	-	-	22.63	20.49	-	-
		47.28	39.19	6.02	2.52	50.56	40.76	3.51	2.50
Southeast	Sales price	78.92	67.60	7.57	6.36	76.26	63.87	7.34	5.91
Asia and	Royalties	40.90	27.46	2.17	1.88	35.55	26.34	2.15	1.82
Australia	Transportation	0.20	0.25	0.37	0.24	0.21	0.16	0.37	0.39
	Operating costs	7.41	4.34	0.31	0.31	6.33	4.21	0.32	0.30
		30.41	35.55	4.72	3.93	34.17	33.16	4.50	3.40
Other	Sales price	78.60	62.72	-	-	73.54	61.42	-	-
	Royalties	23.03	19.31	-	-	21.20	18.81	-	-
	Transportation	0.84	0.99	-	-	0.90	1.03	-	-
	Operating costs	5.35	3.08	-	-	4.16	3.97	-	-
		49.38	39.34	-	-	47.28	37.61	-	-
Total Company	Sales price	74.39	58.58	6.94	7.31	70.85	56.98	7.72	7.02
	Hedging (gain)	0.37	0.86	(0.19)	-	0.22	0.79	(0.15)	-
	Royalties	13.57	8.32	1.36	1.53	11.31	7.86	1.54	1.45
	Transportation	1.01	0.86	0.22	0.22	1.01	0.85	0.26	0.25
	Operating costs	15.74	12.49	0.90	0.74	13.56	11.66	0.87	0.72
		43.70	36.05	4.65	4.82	44.75	35.82	5.20	4.60

Includes discontinued operations
Netbacks do not include synthetic oil, pipeline operations and the impact of the change in oil inventory volumes.

Talisman Energy Inc.
Consolidated Financial Ratios
June 30, 2006

The following financial ratio is provided in connection with the Company's shelf prospectus, filed with
Canadian and US securities regulatory authorities, and is based on the Company's Consolidated
Financial Statements that are prepared in accordance with accounting principles generally accepted in Canada.

The interest coverage ratio is for the 12 month period ended June 30, 2006.

Interest coverage (times)
Income (1)	17.21

(1) Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

Footnotes